YUKON-NEVADA GOLD CORP. GRANTED WATER LICENSE FOR KETZA RIVER PROPERTY

Vancouver, Canada – August 01, 2007 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) announces that its wholly owned subsidiary, Ketza River Holdings Ltd., has been granted a Class “A” water use license by the Yukon Water Board.

The Water License was signed into effect by the Premier of the Yukon, the Honorable Dennis Fentie and the Chairperson of the Water Board, Bruce Willis, on Friday July 27th 2007.

The Water License covers the entirety of the former producing Ketza River property and comes with a requirement for security, appropriate for the complete reclamation of the entire site, the value of which has been determined to be $3,087,600.

The Company notes that this amount will need to be revisited from time to time as it proceeds with its plan to reopen the mine.

Graham Dickson, the president of Yukon-Nevada Gold Corp. commented that “This is a great step forward in our program to bring this former producer back into production. We are pleased to have this property once again covered by a Water Use License. We are presently working on the permitting for a Water License that will cover the reopening and production at the mine and have been encouraged by the cooperative efforts of all parties, the Yukon Water Board, Governments, First Nations and other interveners that enabled Ketza River Holdings Ltd. to receive this license in a timely manner.”

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches, Manager, IR	Jeanny So, Broker Relations Specialist
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yngc.ca	www.chfir.com

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